SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cal-Maine Foods, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

128030202
(CUSIP Number)

Adolphus B. Baker P.O. Box 2960 Jackson, Mississippi 39207 (601) 948-6813
(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128030202	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Fred R. Adams, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	15,838,593(1)(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	15,838,593(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,838,593(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(3)(4)
14	TYPE OF REPORTING PERSON IN

(1)           All share amounts reported in this Schedule 13D reflect the Issuer’s two-for-one stock split effective in October 2014.

(2)           Represents beneficial ownership as of August 28, 2015, the date of the filing of this Schedule 13D.  Consists of (a) 9,984,986 shares of Common Stock, (b) 3,490,750 shares of Class A Common Stock, (c) 711,507 shares of Common Stock accumulated under the Issuer’s KSOP, and (d) 1,554,870 shares of Common Stock and 96,480 shares of Class A Common Stock owned by Jean Morris Adams, Mr. Adams’ spouse, separately and as to which Mr. Adams disclaims beneficial ownership.  Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time.  Effective November 7, 2011, Jean Morris Adams and Adolphus B. Baker were appointed co-conservators to manage Mr. Adams’ affairs.

(3)           Based on (a) 43,697,844 shares of Common Stock of the Issuer outstanding as of July 17, 2015, as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on July 20, 2015, plus (b) the number of shares of Class A Common Stock beneficially owned by Mr. Adams, which are treated as converted into Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(4)           Each share of Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes.  There were 4,800,000 shares of Class A Common Stock outstanding as of July 20, 2015 as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on July 20, 2015, including the 3,587,230 shares of Class A Common Stock beneficially owned by Mr. Adams.  The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.

CUSIP No. 128030202	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Jean Morris Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,651,350(1)(2)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	14,187,243(1)(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,651,350(1)(2)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	14,187,243(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,838,593(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%(3)(4)
14	TYPE OF REPORTING PERSON IN

(1)           All share amounts reported in this Schedule 13D reflect the Issuer’s two-for-one stock split effective in October 2014.

(2)           Represents beneficial ownership as of August 28, 2015, the date of the filing of this Schedule 13D.  Consists of (a) 1,554,870 shares of Common Stock, (b) 96,480 shares of Class A Common Stock, and (c) (i) 9,984,986 shares of Common Stock, (ii) 3,490,750 shares of Class A Common Stock, and (iii) 711,507 shares of Common Stock accumulated under the Issuer’s KSOP, held by Fred R. Adams, Jr., Mrs. Adams’ spouse, separately and as to which Mrs. Adams shares voting and dispositive power as co-conservator with Adolphus B. Baker.  Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time.

(3)           Based on (a) 43,697,844 shares of Common Stock of the Issuer outstanding as of July 17, 2015, as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on July 20, 2015, plus (b) the number of shares of Class A Common Stock beneficially owned by Mrs. Adams, which are treated as converted into Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(4)           Each share of Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes.  There were 4,800,000 shares of Class A Common Stock outstanding as of July 20, 2015 as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on July 20, 2015, including the 3,587,230 shares of Class A Common Stock beneficially owned by Mrs. Adams.  The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.

CUSIP No. 128030202	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Adolphus B. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,700,715(1)(2)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	14,441,981(1)(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,700,715(1)(2)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	14,441,981(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,142,696(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%(3)(4)
14	TYPE OF REPORTING PERSON IN

(1)           All share amounts reported in this Schedule 13D reflect the Issuer’s two-for-one stock split effective in October 2014.

(2)           Represents beneficial ownership as of August 28, 2015, the date of the filing of this Schedule 13D.  Consists of (a) 315,036 shares of Common Stock, (b) 1,210,986 shares of Class A Common Stock, (c) 145,593 shares of Common Stock accumulated under the Issuer’s KSOP, (d) 29,100 shares of unvested restricted stock, (e) (i) 248,368 shares of Common Stock, (ii) 1,784 shares of Class A Common Stock, and (iii) 4,586 shares of Common Stock accumulated under the Issuer’s KSOP, held by Mr. Baker’s spouse separately and as to which Mr. Baker disclaims beneficial ownership, and (f) (i) 9,984,986 shares of Common Stock, (ii) 3,490,750 shares of Class A Common Stock, and (iii) 711,507 shares of Common Stock accumulated under the Issuer’s KSOP, held by Fred R. Adams, Jr., and as to which Mr. Baker shares voting and dispositive power as co-conservator with Jean Morris Adams.  Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time.

(3)           Based on (a) 43,697,844 shares of Common Stock of the Issuer outstanding as of July 17, 2015, as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on July 20, 2015, plus (b) the number of shares of Class A Common Stock beneficially owned by Mr. Baker, which are treated as converted into Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(4)           Each share of Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes.  There were 4,800,000 shares of Class A Common Stock outstanding as of July 20, 2015 as reported on the Issuer’s Annual Report on Form 10-K filed with the SEC on July 20, 2015, including the 4,703,520 shares of Class A Common Stock beneficially owned by Mr. Baker.  The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.

CUSIP No. 128030202	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.    Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cal-Maine Foods, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3320 Woodrow Wilson Avenue, Jackson, Mississippi 39209.

Item 2.    Identity and Background.

(a), (b), and (c) This statement is jointly filed by Fred R. Adams, Jr., Jean Morris Adams and Adolphus B. Baker (collectively, the “Reporting Persons”).  The address of each Reporting Person’s principal office is Cal-Maine Foods, Inc., P.O. Box 2960, Jackson, Mississippi 39207.  Mr. Adams is Chairman Emeritus of the Issuer.  Mrs. Adams is a private investor and spouse of Mr. Adams.  Mr. Baker is Chairman of the Board, President and Chief Executive Officer of the Issuer and son-in-law of Mr. Adams.  The Issuer is the largest producer and marketer of shell eggs in the United States.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f) Each of the Reporting Persons is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4.    Purpose of Transaction.

On November 7, 2011, Jean Morris Adams and Adolphus B. Baker were appointed by a court order to act as co-conservators of the person and estate of Fred R. Adams, Jr.  Mrs. Adams is the spouse of Mr. Adams and Mr. Baker is the son-in-law of Mr. Adams.  As a result of the appointment, in their capacities as co-conservators for Mr. Adams, as of August 28, 2015, Mrs. Adams and Mr. Baker jointly exercise voting power over 14,187,243 shares of Common Stock, consisting of (A) 9,984,986 shares of Common Stock held by Mr. Adams, (B) 3,490,750 shares of Class A Common Stock held by Mr. Adams and (C) 711,507 shares of Common Stock accumulated under Mr. Adams’ KSOP account.  While Mrs. Adams and Mr. Baker also share dispositive power over Mr. Adams’ shares, disposition of such shares may require court approval in accordance with Mississippi conservatorship laws.

The appointment of the conservators occurred by a court order.  Accordingly, no consideration was paid by the conservators.

As of the date hereof, other than as noted below, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.  The Reporting Persons have in the past and may in the future make gifts of shares of Common Stock to certain charities or family members for estate planning purposes.  In addition, the shares of Common Stock held through the Issuer’s KSOP may be subject to annual distributions as required under the terms of the KSOP and applicable law.  As noted above, Mr. Baker is Chairman of the Board, President and Chief Executive Officer of the Issuer.  In the course of performing his duties for the Issuer, Mr. Baker may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

CUSIP No. 128030202	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.    Interest in Securities of the Issuer.

(a) and (b) The following table sets forth the beneficial ownership of shares of Common Stock for each person named in Item 2 as of the date of filing.  Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.

Name	Number of Shares Beneficially Owned	Percent of Shares
Fred R. Adams, Jr. (1)	15,838,593	33.5%
Jean Morris Adams (2)	15,838,593	33.5%
Adolphus B. Baker (3)	16,142,696	33.4%

(1)
Includes 9,984,986 shares of Common Stock and 3,490,750 shares of Class A Common Stock owned by Mr. Adams, and 711,507 shares of Common Stock accumulated under the Issuer’s KSOP.  Also includes 1,554,870 shares of Common Stock and 96,480 shares of Class A Common Stock owned by Jean Morris Adams, Mr. Adams’ spouse, separately and as to which Mr. Adams disclaims beneficial ownership.  On November 7, 2011, Mrs. Adams and Mr. Baker were appointed by a court order to act as co-conservators of the person and estate of Mr. Adams.  Pursuant to the conservatorship, Mrs. Adams and Mr. Baker share voting and investment power over Mr. Adams’ shares.  While they also have dispositive power over such shares, disposition of such shares may require court approval in accordance with Mississippi conservatorship laws.  As of November 7, 2011, Mr. Adams beneficially owned 16,661,848 shares of Common Stock, representing 35.8% of the Common Stock, consisting of 10,692,770 shares of Common Stock owned by Mr. Adams, 3,593,552 shares of Class A Common Stock, 819,180 shares of Common Stock accumulated under Mr. Adams’ ESOP account and 1,556,346 shares of Common Stock owned by Mrs. Adams as to which Mr. Adams disclaimed beneficial ownership.

(2)
Includes 1,554,870 shares of Common Stock and 96,480 shares of Class A Common Stock owned by Mrs. Adams.  In addition, Mrs. Adams serves as co-conservator over the person and estate Fred R. Adams, Jr.  As co-conservator, Mrs. Adams shares voting, investment and dispositive power over 14,187,243 shares of Common Stock.  As of November 7, 2011, Mrs. Adams beneficially owned 16,661,848 shares of Common Stock, representing 35.8% of the Common Stock, consisting of (i) 1,556,346 shares of Common Stock owned by Mrs. Adams and (ii) 10,692,770 shares of Common Stock, 3,593,552 shares of Class A Common Stock, and 819,180 shares of Common Stock accumulated under the Issuer’s ESOP account, as to which Mrs. Adams and Mr. Baker shared voting, investment and dispositive power as co-conservators of Mr. Adams’ person and estate.

(3)
Includes (A) 315,036 shares of Common Stock and 1,210,986 shares of Class A Common Stock owned by Mr. Baker (B) 248,368 shares of Common Stock and 1,784 shares of Class A Common Stock owned by Mr. Baker’s spouse separately as to which Mr. Baker disclaims beneficial ownership, (C) 4,586 shares of Common Stock accumulated under his spouse’s KSOP account as to which Mr. Baker disclaims beneficial ownership, (D) 145,593 shares of Common Stock accumulated under Mr. Baker’s KSOP account and (E) 29,100 shares of unvested restricted Common Stock.  In addition, Mr. Baker serves as co-conservator over the person and estate of Fred R. Adams, Jr.  As co-conservator, Mr. Baker shares voting, investment and dispositive power over 14,187,243 shares of Common Stock.  As of November 7, 2011, Mr. Baker beneficially owned 17,243,428 shares of Common Stock, representing 36.1% of the Common Stock, consisting of (i) 401,124 shares of Common Stock, (ii) 1,206,448 shares of Class A Common Stock, (iii) 44,000 vested stock options, (iv) 347,378 shares of Common Stock owned by Mr. Baker’s spouse separately as to which Mr. Baker disclaimed beneficial ownership, (v) 4,172 shares of Common Stock accumulated under his spouse’s ESOP account as to which Mr. Baker disclaims beneficial ownership, (vi) 134,804 shares of Common Stock accumulated under Mr. Baker’s ESOP account and (vii) 15,105,502 shares of Common Stock as to which Mrs. Adams and Mr. Baker shared voting, investment and dispositive power as co-conservators of Mr. Adams’ person and estate.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Joint Filing Agreement by Fred R. Adams, Jr., Jean Morris Adams and Adolphus B. Baker.

2	Letters of Co-Conservatorship dated November 7, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRED R. ADAMS, JR.

August 28, 2015		/s/ Jean Morris Adams
Date	By:	Jean Morris Adams, as co-conservator

August 28, 2015	By:	/s/ Adolphus B. Baker
Date		Adolphus B. Baker, as co-conservator

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2015	/s/ Jean Morris Adams
Date	JEAN MORRIS ADAMS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2015	/s/ Adolphus B. Baker
Date	ADOLPHUS B. BAKER

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock of Cal-Maine Foods, Inc., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of August, 2015.

FRED R. ADAMS, JR.

/s/ Jean Morris Adams
By:	Jean Morris Adams, as co-conservator

/s/ Adolphus B. Baker
By:	Adolphus B. Baker, as co-conservator

/s/ Jean Morris Adams
JEAN MORRIS ADAMS

/s/ Adolphus B, Baker
ADOLPHUS B. BAKER

Exhibit 2
IN THE CHANCERY COURT OF THE FIRST JUDICIAL DISTRICT
HINDS COUNTY, MISSISSIPPI

IN THE MATTER OF THE	FILED
CONSERVATORSHIP OF	NOV 07 2011
FRED R. ADAMS, JR.	EDDIE JEAN CARR, CHANCERY CLERK

CIVIL ACTION NO.: P2011-555

LETTERS OF CO-CONVERSATORSHIP

BE IT REMEBERED that on the 7th  day of November, 2011, Jean Morris Adams and Adolphus "Dolph" B. Baker were, by the Chancery Court of Hinds County, Mississippi, appointed Co-Conservators of the Estate and Person of Fred R. Adams, Jr.

AND THAT SAID Jean Morris Adams and Adolphus "Dolph" B. Baker are hereby authorized and required faithfully to execute the office and trust as Co-Conservators as aforesaid, with all powers conferred by the conservatorship and guardianship laws of Mississippi and the orders of this Court and to deliver unto the office of the Clerk of the aforesaid, within the time prescribed by law, such inventories as may be required of them, under oath, pertaining to the real estate and personal property of the aforesaid Fred R. Adams, Jr., and to further render a true and just account of said Co-Conservators as may be required by the Court or by law and to do and perform whatever of them as Co-Conservators  of the aforesaid Fred R. Adams, Jr. shall be required by statutes which now or hereafter may be made and provided in such instance.

GIVEN under my hand and official seal of said Court, this the 7th day of November, 2011.

[SEAL]	EDDIE JEAN CARR
CHANCERY CLERK OF HINDS COUNTY

By: /s/ R. Johnsen D.C.